SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.2)
BIOTIME INC.
(Name of Issuer)
Common Shares, no par value	09066L105
(Title of class of securities)	(CUSIP number)
Steven Bayern 26 West Broadway #1004 Long Beach, NY 11561 (516) 431-2121 (Name, address and telephone number of person authorized to receive notices and communications)

July 12, 2006
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following page(s)) (Page 1 of 12 Pages)

CUSIP No. 09066L105		13D	Page 2 of 12 Pages

1		NAME OF REPORTING PERSON: Cyndel & Co., Inc. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ____________**
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS: WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: New York
NUMBER OF SHARES	7	SOLE VOTING POWER	940,476
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	940,476
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	940,476
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	4.1-%
14	TYPE OF REPORTING PERSON:	CO

CUSIP No. 09066L105		13D	Page 3 of 12 Pages

1		NAME OF REPORTING PERSON: Steven Bayern. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: **
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS: PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	137,143
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	1,774,370
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	1,774,370
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	1,911,513
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	8.1%
14	TYPE OF REPORTING PERSON:	IN

CUSIP No. 09066L105		13D	Page 4 of 12 Pages

1		NAME OF REPORTING PERSON: Cynthia Bayern. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: **
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS: PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	390,700
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	390,700
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	390,700
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	1.7%
14	TYPE OF REPORTING PERSON:	IN

CUSIP No. 09066L105		13D	Page 5 of 12 Pages

1		NAME OF REPORTING PERSON: Patrick Kolenick. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS: PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	80,100
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	1,383,670
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	80,100
PERSON WITH	10	SHARED DISPOSITIVE POWER:	1,383,670
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	1,463,770
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	6.3%
14	TYPE OF REPORTING PERSON:	IN

CUSIP No. 09066L105		13D	Page 6 of 12 Pages

1		NAME OF REPORTING PERSON: BN Ventures, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: _________________
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS: WC, AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: New York*
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	0%
14	TYPE OF REPORTING PERSON:	OO

CUSIP No. 09066L105		13D	Page 7 of 12 Pages

1		NAME OF REPORTING PERSON: SJCMB Family Limited Partnership S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS: WC, AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: New York
NUMBER OF SHARES	7	SOLE VOTING POWER:	74,200
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	74,200
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	74,200
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	0.3%
14	TYPE OF REPORTING PERSON:	PN

CUSIP No. 09066L105		13D	Page 8 of 12 Pages

1		NAME OF REPORTING PERSON: Huntington Laurel Partnership S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS: WC, AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: New York
NUMBER OF SHARES	7	SOLE VOTING POWER:	443,194
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	443,194
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	443,194
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	1.9%
14	TYPE OF REPORTING PERSON:	PN

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Statement on Schedule 13D dated December 26, 2005, as amended by Amendment No. 1 dated April 18, 2006 (the “Statement”) relating to the common shares, no par value (the “Shares”), of BioTime Inc., a California corporation (the “Company”), and is filed by and on behalf of the undersigned reporting persons (collectively, the “Reporting Persons”). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Statement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date of this statement, each of the Reporting Persons beneficially owned the Shares and the percentage of the outstanding Shares of the Company shown their respective cover page, which information is incorporated by reference herein by such Reporting Person. The percentages are based upon the number of shares shown as outstanding on the Company’s annual report on Form 10-QSB for the three months ended March 31, 2006 plus 100,000 shares issuable to the lenders under the Credit Agreement (as defined below).

(c) The following Shares were purchased and sold in open market transactions by a partnership between Cynthia Bayern and an unaffiliated person. The partnership now beneficially owns 91,500 Shares.

Date	Transaction	Number of Shares	Price Per Share
April 26, 2006	Purchase	50,000	$ 0.27
May 10, 2006	Sale	22,000	$ 0.40
May 18, 20006	Sale	18,000	$ 0.32
June 9, 2006	Purchase	5,000	$ 0.25
June 12, 2006	Purchase	10,000	$0.243
June 23, 2006	Purchase	10,000	$0.242

On or about July 12, 2006, BN Ventures, LLC distributed the 214,286 Shares and 60,000 Warrants it held to its members. Steven Bayern received 107,143 Shares and 30,000 Warrants from BN Ventures, as his pro rata share. BN Ventures no longer beneficially owns any Shares or Warrants.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this Statement, except that Cynthia Bayern owns 91,500 Shares in a partnership with an unaffiliated person. Steven Bayern may be deemed to beneficially own Shares beneficially owned by his wife Cynthia Bayern.

(e) On or about July 12, 2006, BN Ventures, LLC distributed the 214,286 Shares and 60,000 Warrants it held to its members and now no longer beneficially owns any Shares or Warrants.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated: July 19, 2006

s/ Steven Bayern
Steven Bayern

s/ Cynthia Bayern
Cynthia Bayern

s/ Patrick Kolenik
Patrick Kolenik

Cyndel & Co., Inc.

By:	s/ Patrick Kolenik
Patrick Kolenik, President

BN Ventures, LLC

By:	s/ Steven Bayern
Steven Bayern, Managing Member

SJCMB Family Limited Partnership

By: SSJCM, LLC, General Partner

By:	s/ Steven Bayern
Steven Bayern, Managing Member

Huntington Laurel Partnership

By: Huntington Laurel Capital Management LLC
General Partner

By:	s/ Steven Bayern
Steven Bayern, Member

By:	s/ Patrick Kolenik
Patrick Kolenik, Member